

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Clark A. Marcus
Chief Executive Officer and Chairmann
Advanzeon Solutions, Inc.
2901 W. Busch Blvd.
Suite 701
Tampa, Florida 33618

   Re: Advanzeon Solutions, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed April 9, 2020
    File No. 001-09927

Dear Mr. Marcus:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business
The Master Distributor Agreement, page 8

1. The distribution agreement signed during 2019 appears to be a material agreement. Please amend your filing to provide the agreement as an exhibit or tell us why it is not required to be filed. See Item 601(b)(10) of Regulation S-K.

Consolidated Statements of Stockholders' Deficiency, page 67

2. Please amend your filing to also provide the equity statement for the year ended December 31, 2018. See Rule 8-02 of Regulation S-X which requires equity statements for each of the last two fiscal years. In addition, amend your March 31, 2020 Form 10-Q to provided the equity statement for the first quarter of 2019 as required by Rule 8-03(a)(5) of Regulation S-X.

<u>Exhibits</u>

3.   Please address the following comments regarding your Exhibits 31 and 32:

- It appears that you provide the exhibits required by Item 601(b)(31) of Regulation S-K as Exhibits 32 and the ones required by Item 601(b)(32) of Regulation S-K as Exhibits 31. Please ensure that you correct the order of these exhibits in your amended filing and represent to us that you will ensure the proper order in your future filings on Forms 10-K and 10-Q.
- Under Exchange Act Rule 13a-14(a) your principal financial officer is required to sign these certifications. On the signature page on page 62 you identify your Chief Financial Officer (CFO) as your principal financial and accounting officer, yet your Chief Accounting Officer (CAO) signed your certifications. Have your CFO sign the certifications in your amended Form 10-K filing and similarly amend your March 31, 2020 Form 10-Q or tell us:
  - Why you identify your CFO as your principal financial officer;
  - Why he does not sign your certifications; and
  - How your certifications comply with the referenced rule.
- Tell us why your CAO is not listed as an officer in Item 10.
- Tell us whether there is a familial relationship between your CAO and your Chief Executive Officer.
- You indicate on page 43 that your CAO is the principal of an outside accounting firm. Tell us whether this is the same firm as your independent registered public accounting firm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance